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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )

                    			    Summa Four Inc.
			                        (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          			865628101
                        			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (973) 793-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				November 9, 1998
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  865628101

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Summa Four Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 11/09/98)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On November 9, 1998 Cisco Systems Inc., completed its acquisition of Summa Four Inc. According to the terms of the acquisition, Cisco agreed to acquire Summa Four Inc. for about $116 million in stock.
     On November 9, 1998, Bear Stearns exchanged its holdings of Summa Four
     Inc. under the mentioned above agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.



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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: November 13, 1998                        BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Summa Four Inc.


                      Trades from 09/30/98 through 11/09/98


                               	(Various Firm Accounts)


		(VARIOUS   FIRM   ACCOUNTS)


	***** 11/09 *****
 316,747- SUMMA FOUR INC                  XCH OA              .00
     4,963- SUMMA FOUR INC                  XCH OA              .00


	   ***** 11/03 *****
     100  SUMMA FOUR INC                 17              1,700.00
                     ***** 10/28 *****
     800  SUMMA FOUR INC                 16 1/8         12,900.00
   1,000  SUMMA FOUR INC                 16 1/8         16,125.00
   2,000  SUMMA FOUR INC                 16 1/16        32,125.00
                     ***** 10/27 *****
     400  SUMMA FOUR INC                 16 3/8          6,550.00
                     ***** 10/16 *****
     800- SUMMA FOUR INC                 15 1/2         12,399.58-
                   ***** 10/15 *****
 1,000  SUMMA FOUR INC                 15             15,000.00
 1,000  SUMMA FOUR INC                 15             15,000.00
13,500  SUMMA FOUR INC                 15            202,500.00

 1,000- SUMMA FOUR INC                 15 1/8         15,124.49-
 1,000- SUMMA FOUR INC                 15             14,999.50-
 1,000- SUMMA FOUR INC                 15             14,999.50-
 5,000- SUMMA FOUR INC                 15 1/8         75,622.47-
 5,000- SUMMA FOUR INC                 15 1/8         75,622.47-
                   ***** 10/14 *****
 1,000- SUMMA FOUR INC                 14             13,999.53-
                   ***** 10/13 *****
   600  SUMMA FOUR INC                 14 1/2          8,700.00
 1,000  SUMMA FOUR INC                 14 1/4         14,250.00
 1,000  SUMMA FOUR INC                 13 3/4         13,750.00
                   ***** 10/12 *****
   100  SUMMA FOUR INC                 14 1/4          1,425.00
   200  SUMMA FOUR INC                 14 1/2          2,900.00
                   ***** 10/09 *****
   100  SUMMA FOUR INC                 13 3/4          1,375.00
 1,000  SUMMA FOUR INC                 13 13/16       13,812.50
 2,000  SUMMA FOUR INC                 13 3/4         27,500.00
 4,000  SUMMA FOUR INC                 13 13/16       55,250.00
 5,000  SUMMA FOUR INC                 13 13/16       69,062.50
 6,000  SUMMA FOUR INC                 13 7/8         83,250.00
 7,000  SUMMA FOUR INC                 13 13/16       96,687.50
25,000- SUMMA FOUR INC                 13.8750       346,863.43-

                   ***** 10/08 *****
   400- SUMMA FOUR INC                 12 1/4          4,899.83-
   500- SUMMA FOUR INC                 11 1/2          5,749.80-
                   ***** 10/08 *****
   500- SUMMA FOUR INC                 11 1/2          5,749.80-
   500- SUMMA FOUR INC                 11 1/2          5,749.80-
                   ***** 10/07 *****
   900  SUMMA FOUR INC                 12 3/4         11,475.00
 1,000  SUMMA FOUR INC                 12 3/8         12,375.00
 1,000  SUMMA FOUR INC                 12 3/4         12,750.00
 2,000  SUMMA FOUR INC                 13             26,000.00
 5,000  SUMMA FOUR INC                 13             65,000.00
 5,000  SUMMA FOUR INC                 13             65,000.00
                   ***** 10/06 *****
 1,000  SUMMA FOUR INC                 13 13/16       13,812.50
 1,600  SUMMA FOUR INC                 13 1/16        20,900.00
 5,000  SUMMA FOUR INC                 13 7/8         69,375.00
   400- SUMMA FOUR INC                 13 1/2          5,399.82-
                    ***** 10/05 *****
  1,000  SUMMA FOUR INC                 13             13,000.00
                    ***** 10/02 *****
  1,000  SUMMA FOUR INC                 15 1/8         15,125.00
  1,000  SUMMA FOUR INC                 15 1/8         15,125.00
  1,000  SUMMA FOUR INC                 15.1250        15,125.00
  1,000  SUMMA FOUR INC                 15.1250        15,125.00
  1,000  SUMMA FOUR INC                 15             15,000.00
  1,000  SUMMA FOUR INC                 15             15,000.00
  4,000  SUMMA FOUR INC                 15             60,000.00
  5,000  SUMMA FOUR INC                 15             75,000.00
                    ***** 10/01 *****
    800  SUMMA FOUR INC                 15.3125        12,250.00
  3,000  SUMMA FOUR INC                 15.5000        46,500.00
                    ***** 09/30 *****
  1,000  SUMMA FOUR INC                 16 1/4         16,250.00
1,000  SUMMA FOUR INC                 16             16,000.00
5,000  SUMMA FOUR INC                 15 7/8         79,375.00


			(VARIOUS DISCRETIONARY  ACCOUNTS)

                  ***** 11/09 *****
1,000- SUMMA FOUR INC                  XCH OA              .00
12,195- SUMMA FOUR INC                XCH OA              .00
800- SUMMA FOUR INC                     XCH OA              .00
800- SUMMA FOUR INC                     XCH OA              .00
5,780- SUMMA FOUR INC                  XCH OA              .00
26,677- SUMMA FOUR INC                XCH OA              .00
17,785- SUMMA FOUR INC                 XCH OA              .00